Exhibit 99.1

NEWS RELEASE April 10, 2026

Versamet Royalties Completes Acquisition of Cornerstone

Canadian Gold Stream on Eskay Creek

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) has completed the previously announced acquisition of a 3.52% gold stream (the “Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project (“Eskay” or the “Project”) from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. (collectively, the “Vendors”).

Versamet paid an upfront cash payment of $340 million and issued 2,054,906 common shares to the Vendors. Versamet funded the upfront cash payment through an amended and restated credit facility (the “Amended Credit Facility”), which includes an increase of the existing revolving facility from $200 million to $250 million, maturing in March 2029, and a new term facility in the amount of $150 million, maturing in March 2028, for a combined total of $400 million, from the Bank of Montreal and National Bank of Canada. The Amended Credit Facility provides for a $100 million accordion on the revolving facility once the term facility has been repaid in full.

Gold Stream Summary

•	Gold Stream: Under the Gold Stream, Versamet is entitled to receive 3.52% of the payable gold production for the life of the mine, provided that the mine successfully achieves certain completion tests on or before September 30, 2027. The Gold Stream is uncapped and has no step-downs or buydown provisions and includes an area of interest.
•	Production Profile: Eskay is expected to produce an average of over 300,000 ounces of gold per year in its first 5 years and an average of approximately 230,000 ounces of gold per year over its initial 12 year life.[1]
•	Delivery Payments: For gold ounces delivered to the Gold Stream, Versamet will make ongoing cash payments equal to 10% of the spot gold price at the time of delivery.
•	Other Terms:
o	Gold Stream Percentage: If the completion tests are not satisfied by September 30, 2027, the stream percentage shall increase to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and a further additional 0.13% per quarter for the remaining calendar quarters until satisfaction of the completion tests.
o	Minimum Delivery Provision: If a cumulative total of 2.61 million ounces of payable gold applicable to the Gold Stream has not been produced by April 1, 2040, Versamet is entitled to a one-time delivery of gold equal to the difference between cumulative gold ounces delivered to the Gold Stream at the time and 2.61 million ounces multiplied by the Gold Stream percentage at the time.
o	Security: The Gold Stream is secured over the Eskay Creek project assets.

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Full details of the transaction can be found in Versamet’s news release titled “Versamet Acquires Cornerstone Canadian Gold Stream on Eskay Creek” dated April 6, 2026.

About Versamet Royalties Corporation

Versamet is an emerging mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: the anticipated benefits of the Acquisition to the Company; the expected contribution of the Gold Stream to the Company’s attributable GEO production; Eskay Creek’s expected construction progress and the timing of first production; the Company’s expectations with respect to future attributable GEOs and cash flows; the expected commencement of deliveries under the Gold Stream; expectations regarding the Company’s capital structure following completion of the Transaction; and the Company’s future growth and acquisition strategy; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on March 4, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management’s best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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Non-IFRS Measures

We have included, in this document, certain performance measures, including GEOs which is a non-IFRS measure. The presentation of such non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This non-IFRS measure do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this news release relating to Eskay Creek is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Versamet. Specifically, as a royalty/stream holder, Versamet has limited, if any, access to the property subject to the royalties/streams. Although Versamet does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the owner or operator may relate to a larger property than the area covered by Versamet’s interests.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Endnotes

1.	Sources: Skeena news releases dated November 14, 2023, titled “Skeena Completes Positive Definitive Feasibility Study for Eskay Creek: After-Tax NPV (5%) of C$2.0 Billion, 43% IRR and 1.2 Year Payback” and March 31, 2026, titled “Skeena Gold & Silver Confirms Eskay Creek Reaches 49% Completion & Provides Project Update; Initial Production Remains on Schedule for Q2 2027”. Skeena Gold & Silver corporate presentation dated April 2026, titled “Developing the Next Tier 1 Gold & Silver Mine”. Technical Report titled “NI 43-101 Technical Report on Updated Feasibility Study” with effective date November 14, 2023, prepared by Sedgman Canada Limited. Gold equivalent calculated using $1,800/oz gold price and $23/oz silver price. All available on Skeena Gold & Silver’s website at skeenagoldsilver.com.

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